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                              March 18, 2022

       Corrado De Gasperis
       Chief Executive Officer
       Comstock Mining, Inc.
       117 American Flat Road
       Virginia City, NV 89440

                                                        Re: Comstock Mining,
Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed March 10,
2021
                                                            Form 10-Q for the
quarterly period ended September 30, 2021
                                                            Filed November 9,
2021
                                                            Response dated
March 14, 2022
                                                            File No. 001-35200

       Dear Mr. De Gasperis:

              We have reviewed your March 14, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 2, 2022 letter.

       Form 10-Q for the quarterly period ended September 30, 2021

       5. Assets Held for Sale, page 23

   1. We note your response to prior comment 2 and acknowledge that COVID-19 pandemic related delays may be a
circumstance beyond your control. However, in addition to that circumstance you are
still required to meet the criteria in ASC 360-10-45-9 to classify the asset group as
held-for-sale. Provide a response that specifically supports the determination that you
continue to meet the held-for-sale criteria at September 30, 2021.
                                                        Please address the
following:
 Corrado De Gasperis
Comstock Mining, Inc.
March 18, 2022
Page 2
                In addition to extending the closing date of the sale during the one-year period that followed September 26, 2019, specifically identify actions initiated by you to respond to the changes in circumstances and allow you to continue to conclude that the sale was probable. In chronologic order explain how the terms and conditions of the sale evolved through amendments dated November 30, 2019, December 26, 2019, March
              31, 2020, June 30, 2020, October 1, 2020, and December 30, 2020.
Tell us if there
              were additional amendments during 2021 to support the asset group s continued held-
              for sale classification.

                Your response states that you expect to sell the properties by June 30, 2022 in accordance with the current agreements. Tell us the precise events that transpired and lead you to believe a sale on that date is probable to occur when you assessed the
              asset group   s presentation as of September 30, 2021. For
example, tell us how you
              confirmed and verified that the buyer has secured financing to complete the sale as of that date.

        You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at
(202) 551-
3650 if you have questions regarding comments on the financial statements and related matters.




FirstName LastNameCorrado De Gasperis                          Sincerely,
Comapany NameComstock Mining, Inc.
                                                               Division of
Corporation Finance
March 18, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName